UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

     I.   GENERAL IDENTIFYING INFORMATION

     1.   Reasons  fund  is  applying  to   deregister   (check  only  one;  for
descriptions, see Instruction 1 above):

          [X]  Merger

          [ ]  Liquidation

          [ ]  Abandonment of Registration

               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a Business Development Company

               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund:

          Kala Investment Corp. (hereinafter "Kala")

     3.   Securities and Exchange Commission File No.: 811-03311

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

          [X]  Initial Application           [ ]  Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          225 West 34th Street
          New York, NY 10122

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Laura A. Corsell
          Corsell Talman LLC
          Rose Tree Corporate Center II
          1400 North Providence Road, Suite 6020
          Media, PA 19063
          Telephone:  610-891-1530

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

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          Corsell Talman LLC
          Rose Tree Corporate Center II
          1400 North Providence Road, Suite 6020
          Media, PA 19063
          Telephone:  610-891-1530

          Wolfson, Milowsky, Melzer & Wieselthier, CPA's, P.C.
          225 West 34th Street
          New York, NY 10122

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          [X]  Management company;

          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          [ ]  Open-end       [X]  Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          None.

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          None.

     13.  If the fund is a unit investment trust ("UIT") provide: N/A

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ]  Yes       [X]  No

          If Yes, for each UIT state:   N/A

               Name(s):

               File No.: 811-____________

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               Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which the board vote took place:

               August 16, 2001

          If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration.

               [X]  Yes       [ ]  No

          If Yes, state the date on which the shareholder vote took place:

               October 26, 2001

          If No, explain:

     II.  DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

               [X]  Yes       [ ]  No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
     distributions:

               October 29, 2001

          (b)  Were the distributions made on the basis of net assets?

               [X]  Yes       [ ]  No

          (c)  Were the distributions made pro rata based on share ownership?

               [X]  Yes       [ ]  No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     Exchange Ratio used was: 27.023849 : 1. The exchange ratio were determined, pursuant to the terms of an Agreement and Plan of Reorganization by and between Kala and Pitcairn Funds (the "Reorganization Plan"), as follows: as of the close of business on October 26, 2001 (the "Valuation Date"), the total net assets of the Pitcairn Tax-Exempt Bond Fund ( "Pitcairn Fund") were determined (see line (i) below), then divided by the number of shares of Pitcairn outstanding (see line (ii) below) thus giving Pitcairn Fund's net asset value per share ("Pitcairn NAV") (see line (iii) below). At the same time, also pursuant to the terms of the Reorganization Plan, the securities and other assets of Kala to be acquired by the Pitcairn Fund in accordance with the Reorganization Plan were valued (see line (iv) below) and then divided by the Pitcairn NAV to arrive at the number of Pitcairn Fund shares to be issued in exchange for Kala's assets (see line (v) below). The exchange ratio (see line (vii) below) was

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     then  determined by dividing the number of Pitcairn  shares to be issued by the number of outstanding shares in the (see line (vi) below).

          (i)    Fund Net Assets                             $105,094,149.94
          (ii)   Fund's Outstanding Shares                      9,954,503.961
          (iii)  NAV-- (i) divided by (ii)                            $10.56
          (iv)   Value of Kala's Assets to be Acquired         $7,654,243.52
          (v)    Fund Shares Issued-- (iv) divided by (iii)       724,833.667
          (vi)   Kala's Outstanding Shares                         26,822
          (vii)  Exchange Ratio-- (v) divided by (vi)                  27.023849

          (e)  Liquidations only: N/A

          Were any distributions to shareholders made in kind?

               [ ]  Yes       [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  Closed-end funds only:

          Has the fund issued senior securities?

          [X]  Yes       [ ]  No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

          At the time of the merger, Kala had outstanding a class of voting securities and a class of non-voting securities. Both classes of shares were treated identically in connection with the merger, with shareholders of each class afforded the opportunity to vote on the Reorganization Plan and receiving pro rata distributions of Pitcairn Fund shares, calculated in the manner set forth in Item 16 above.

     18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [X]  Yes       [ ]  No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     III. ASSETS AND LIABILITIES

     20.  Does the fund have any assets as of the date this form is filed?

          (See question 18 above)

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          [ ]  Yes       [X]  No

          If Yes,

          (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [ ]  No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ]  Yes       [X]  No

          If Yes,

          (a)  Describe the type and amount of each debt or other liabilities:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

     IV.  INFORMATION ABOUT EVENTS(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.  (a)  List the expenses  incurred  in  connection  with the  Merger  or
Liquidation:

               (i)   Legal expenses:                                     45,451

               (ii)  Accounting expenses:                                   750

               (iii) Other expenses (list and identify separately):          20
                                                                         ------
               (iv)  Total expenses (sum of lines (i)-(iii) above):      46,221

          (b)  How were those expenses allocated?

     The above expenses represent expenses allocated to Kala under the Reorganization Plan. Such expenses, together with all other liabilities of Kala, were taken into account in determining the Exchange Ratio identified in Item 16 and, as indicated, were allocated, pro rata, to all shareholders, regardless of the class of shares held.

          (c)  Who paid those expenses?

     The expenses were paid by Kala (see Item 22(b).

          (d)  How did the fund pay for unamortized expenses (if any)?

          Other than as indicated in Item 22 (b) and (c), Kala incurred no expenses in connection with the merger. Post-merger expenses have been assumed by Kala's officers, in their individual capacities; each such officer held, prior to the merger, a controlling interest in Kala.

     23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

          [ ]  Yes       [X]  No

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          If Yes, cite the release numbers of the Commission's  notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

          [ ]  Yes       [X]  No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ]  Yes       [X]  No

          If Yes, describe the nature and extent of those activities:

     VI.  MERGERS ONLY

     26.  (a)  State the name of the fund surviving the Merger:

               Pitcairn Tax-Exempt Bond Fund

          (b) State the Investment Company Act file number of the fund surviving the Merger:

               811-09943

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

               SEC File #:  333-70610
               Form Type:  N-14
               Date Filed:  October 1, 2001

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Kala Investment Corp. (Name of Fund), (ii) he or she is the Secretary of Kala Investment Corp., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                             /s/ Arthur Udell
                                             ----------------
                                             Arthur Udell

                                             Date:  January 24, 2003

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